Exhibit 99.3

EHI CAR SERVICES LIMITED

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF EHI CAR SERVICES LIMITED FOR THE 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 28, 2017.

The undersigned shareholder of eHi Car Services Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated November 30, 2017, and hereby appoints __________ (insert name) or failing him/her, Mr. Ray Ruiping Zhang, the chairman and chief executive officer of the Company, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of eHi Car Services Limited, Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, People’s Republic of China, at 11:00 a.m. (China Standard Time) on December 28, 2017, and at any adjournment thereof, and to vote all common shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the holder of the proxy “FOR” the following proposal:

Proposal 1: Re-election of Mr. David Jian Sun as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2: Re-election of Mr. Ronald Meyers as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 3: Re-election of Mr. Gang Chen as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 4: Appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditor of the Company for the fiscal year ending December 31, 2017.

For	Against	Abstain
☐	☐	☐

Dated: ___________, 2017

Shareholder Name:

Signature

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on November 27, 2017. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which Mr. Ray Ruiping Zhang of the Company will be appointed as your proxy.
2.	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the meeting unless revoked prior to the meeting or the shareholder attends the meeting in person or completes and returns this form appointing a specific proxy.
3.	Whether or not you propose to attend the meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) to the attention of Ms. Pei Pei, Legal Supervisor, eHi Car Services Limited, Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People's Republic of China, as soon as possible and in any event not later than 48 hours before the time for holding the meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the meeting and voting in person if you so wish.
4.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.
5.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.
6.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.
7.	Any alterations made to this form must be initialed by you.